AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 19, 1998.

                                SCHEDULE 13E-4

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 30549

                        ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               FINAL AMENDMENT

                          INDUSTRIAL HOLDINGS, INC.
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                               (Name of Issuer)


                          INDUSTRIAL HOLDINGS, INC.
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                     (Name of Person(s) Filing Statement)


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                        (Title of Class of Securities)


                                  456160126
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                    (CUSIP Number of Class of Securities)


      Robert E. Cone, 7135 Ardmore, Houston, Texas 77054, (713) 747-1025
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         (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of the Person(s)
                              Filing Statement)


                              December 18, 1997
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                     (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

         This Final Amendment to Rule 13e-4 Issuer Tender Offer Statement on
Schedule 13E-4 filed with the Securities and Exchange Commission on December 18, 1997, is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4 thereunder, to report the results of the Company's offer to the holders ("Warrantholders") of its issued and outstanding Class B Redeemable Common Stock Purchase Warrants ("Class B Warrants") to exchange each Class B Warrant and $10.00 cash for one share of the Company's Common Stock, $.01 par value, one Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant"), and one Class D Redeemable Common Stock Purchase Warrant ("Class D Warrant"). The Offer commenced on December 18, 1997 and ended at 5:00 p.m., New York City time on January 19, 1998.

         The holders of 1,101,189 Class B Warrants (representing approximately 88% of the originally issued and outstanding Class B Warrants that could have been tendered for exercise) tendered their Class B Warrants and purchased 1,101,189 shares of Common Stock and were issued 1,101,189 Class C Warrants and 1,101,189 Class D Warrants. The Company received net proceeds of $10,910,000 after deduction of approximately $100,000 of expenses incurred in connection with the Offer. As a result of the tender of the Class B Warrants, the total number of shares of Common Stock Class B Warrants, Class C Warrants and Class D Warrants outstanding will be 7,808,557, 153,225, 1,723,103 and 1,101,189, respectively. The outstanding Class D Warrants will expire after January 14,
2000.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is being supplemented as follows:

         (a)(8) Form of press release issued by the Company on January 26, 1998.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   January 26, 1998


                                  INDUSTRIAL HOLDINGS, INC.


                                  By:/s/CHRISTINE A. SMITH
                                      Christine A. Smith
                                      Vice President and Chief Financial Officer

                                  ITEM 9.(a)(8)


FOR IMMEDIATE RELEASE                                  FOR INFORMATION CONTACT
ALL NAMES VERIFIED                                         ROBERT E. CONE, CEO
                                                                (713) 747-1025

                            INDUSTRIAL HOLDINGS, INC.
                         REPORTS RESULTS OF TENDER OFFER
                            TO CLASS B WARRANTHOLDERS

HOUSTON, TX (JANUARY 26, 1998) - Industrial Holdings, Inc. (NASDAQ/NMS-IHII) announces today the results of its offer (the "Offer") to the holders of its issued and outstanding Class B Redeemable Common Stock Purchase Warrants to exchange each Class B Warrant and $10.00 cash for one share of the Company's Common Stock, $.01 par value, one Class C Redeemable Common Stock Purchase Warrant, and one Class D Redeemable Common Stock Purchase Warrant. The Offer commenced on December 18, 1997 and ended at 5:00 p.m., New York City time on January 19, 1998.

      The holders of 1,101,189 Class B Warrants (representing approximately 88% of the originally issued and outstanding Class B Warrants that could have been tendered for exercise) tendered their Class B Warrants and purchased 1,101,189 shares of Common Stock and were issued 1,101,189 Class C Warrants and 1,101,189 Class D Warrants. The Company received net proceeds of $10,910,000 after deduction of approximately $100,000 of expenses incurred in connection with the Offer. As a result of the tender of the Class B Warrants, the total number of shares of Common Stock Class B Warrants, Class C Warrants and Class D Warrants outstanding will be 7,808,557, 153,225, 1,723,103 and 1,101,189, respectively.
The outstanding Class D Warrants will expire after January 14, 2000.

IHI operates through its two divisions, Energy Products and Services and Fastener Sales and Manufacturing. IHI continues to explore the market for potential acquisitions in light manufacturing industries compatible with its divisions. IHI is a holding company organized to acquire, operate and grow internally, achieving greater economies of scale and improved operating results through consolidation.

      Contact:  Robert E. Cone, President and CEO
                (713) 747-1025